UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Catabasis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

14875P206

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2021

(Date of Event Which Requires Filing of This Statement) \

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14875P206

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Viridian, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,687,185
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,687,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687,185
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 76,948,803 shares of the Issuer’s Common Stock outstanding, as disclosed in the amended Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 10, 2021. This calculation gives effect to the automatic conversion of certain of the Issuer’s Series X Convertible Preferred Stock to Common Stock, subject to certain beneficial ownership limitations. See the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 2, 2021 for further details.

CUSIP No. 14875P206

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Lazarus Life Sciences I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,687,185
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,687,185

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687,185
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 9.99%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 76,948,803 shares of the Issuer’s Common Stock outstanding, as disclosed in the amended Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 10, 2021. This calculation gives effect to the automatic conversion of certain of the Issuer’s Series X Convertible Preferred Stock to Common Stock, subject to certain beneficial ownership limitations. The Reporting Person’s beneficial ownership limitation is currently 9.99%. See the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 2, 2021 for further details.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) is filed by Viridian, LLC (“Viridian”) and Lazarus Life Sciences I, LLC (“Lazarus” and, together with Viridian, the “Reporting Persons”), with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Catabasis Pharmaceuticals, Inc., a Delaware corporation (the “Company” or the “Issuer”), with principal executive offices located at 100 High Street, 28th Floor, Boston, MA 02110.

Item 2.	Identify and Background

The principal business of each of the Reporting Persons is to own, manage, hold for investment, encumber, sell, dispose of and otherwise realize the economic benefit from their investments and activities in the biotechnology sector. Viridian’s principal executive offices are located at 203 Crescent Street, Bldg. #17, Suite #102B, Waltham, MA 02453. Lazarus’ principal executive offices are located at 2001 Market St., Suite 2500, Philadelphia, PA 19103. During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of shares of the Issuer’s Common Stock upon the conversion of the Issuer’s Series X Convertible Preferred Stock (the “Conversion”). The Issuer’s stockholders approved the Conversion at a stockholders’ meeting held on June 2, 2021 (the “Stockholders’ Meeting”). Each share of the Issuer’s Series X Convertible Preferred Stock was automatically converted into 1,000 shares of the Issuer’s Common Stock four business days after the Stockholders’ Meeting, on June 8, 2021. The Reporting Persons’ shares of Series X Convertible Preferred Stock were acquired pursuant to the Merger described below in Item 4.

Item 4.	Purpose of Transaction

On January 28, 2021, the Issuer acquired Quellis Biosciences, Inc., a Delaware corporation (“Quellis”), pursuant to that certain Agreement and Plan of Merger, dated January 28, 2021 (the “Merger Agreement”), by and among the Issuer, Cabo Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“First Merger Sub”), Cabo Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer (“Second Merger Sub”), and Quellis. Pursuant to the Merger Agreement, First Merger Sub merged with and into Quellis, pursuant to which Quellis was the surviving entity and became a wholly owned subsidiary of the Issuer (the “First Merger”). Immediately following the First Merger, Quellis merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (the “Second Merger,” together with the First Merger, the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Under the terms of the Merger Agreement, at the closing of the Merger, the Issuer issued to the stockholders of Quellis 3,332,669 shares of Common Stock, and 50,504 shares of newly designated Series X Convertible Preferred Stock (as described below). In addition, the Issuer assumed (i) outstanding Quellis stock options, which became options for Common Stock, and (ii) a warrant exercisable for Quellis common stock, that became a warrant to purchase 2,805 shares of Series X Convertible Preferred Stock at an exercise price of $341.70 per share, and 185,136 shares of Common Stock at an exercise price of $0.35 per share, which warrant is exercisable until December 14, 2030. See the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 28, 2021 for further details.

At the time of the filing of this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Lazarus intends to distribute pro rata substantially all of its shares of the Issuer’s Common Stock to its members, Fairmount SPV I, LLC and Viridian.

The Reporting Persons reserve the right to delay some or all of Lazarus’ contemplated distribution of Common Stock, acquire additional securities of the Issuer in the open market, in privately negotiated transactions, in equity grants from the Issuer, or otherwise, to dispose of all or a portion of the Common Stock and/or other securities reported in this Schedule 13D, or to change their intentions with respect to any or all of the matters set forth in (a) through (j) above or in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) & (b) See Items 7 – 11 of the cover page and Item 2 above.

(c) Except as disclosed herein, the Reporting Persons have not effected any transactions during the past 60 days in any shares of Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Series X Convertible Preferred Stock held by Lazarus is subject to certain beneficial ownership limitations. Lazarus’ beneficial ownership limitation is currently 9.99%. See the Certificate of Designation of Series X Convertible Preferred Stock, filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 29, 2021, for further details.

Viridian is the managing member of Lazarus and may be deemed to share beneficial ownership of the Common Stock held by Lazarus. Jonathan Violin is a member of the board of directors of the Issuer and the board of managers of Viridian.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2021

VIRIDIAN, LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

LAZARUS LIFE SCIENCES I, LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member